                                                                                                                                    January 11, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

Re: Black Unicorn Factory

Withdrawal of Form 1-A (File No. 024-12145)

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Black Unicorn Factory Inc. (the “Company”) respectfully requests the withdrawal of its Form 1-A and pre-qualification amendments (File No. 024-12145), together with all exhibits thereto (collectively, the “Offering Statement”), filed with the Securities and Exchange Commission (the “Commission”). The Offering Statement relates to the prequalifying Regulation A+ application for a public offering  designated as Black Unicorn Factory (the “Shares”).

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined it is not in the best interest of the Company to continue with this Offering Statement. As of the date of this request, the Company has not sold any Shares pursuant to the Offering Statement.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Sincerely,

John Stewart

/s/John Stewart

John Stewart

Chief Executive Officer